PADL HOLDINGS INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDING DECEMBER 31, 2020, AND
DECEMBER 31, 2019

PADL HOLDINGS INC.

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the Members of PADL HOLDINGS INC.,

478 BAY LN

KEY BISCAYNE, FL 33149

I have audited the accompanying consolidated financial statements of PADL HOLDINGS INC., which comprise the consolidated Balance Sheet as of December 31, 2020, and December 31, 2019, and the related consolidated Statements of Income, Changes in Members' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of PADL HOLDINGS INC. as of December 31, 2020, and December 31, 2019, and the results of its consolidated operations and consolidated cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.

10/26/2021

PADL HOLDINGS INC.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	5,134	1,630
Accounts receivable		365	24
Inventories		1,200	17,079
Total current assets		6,699	18,733
Non-current assets:			
Fixed Assets:			
Property plant & Equipment		118,019	45,852
Less accumulated depreciation		(6,658)	(2,203)
Total Fixed Assets		111,361	43,649
Intangible assets:			
Platforms		227,050	227,050
Patents & Trademarks		51,556	30,511
Less accumulated amortization		(41,828)	(18,843)
Total intangible assets		236,778	238,718
Total Assets	$	**354,838**	**301,100**
Liabilities & Members' Equity (deficit)			
Current liabilities:			
Accounts Payable	$	35,434	13,561
Credit Cards		47,204	39,453
Sales tax payable		518	124
Total current liabilities		83,156	53,138
Non-current Liabilities:			
Convertible promissory notes		215,480	165,480
Accrued interest- Convertible promissory notes		-	18,095
Total non-current liabilities		215,480	183,575
Total Liabilities:	$	**298,636**	**236,713**

The accompanying notes are an integral part of these consolidated financial statements.

PADL HOLDINGS INC.

CONSOLIDATED BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	As of December 31, 2020	As of December 31, 2019
Members' equity (deficit):		
Members' Contributions	175,968	161,816
Members' Distributions	(7,175)	(7,175)
Accumulated Profits (losses)	(90,254)	(40,657)
Net income (loss)	(22,337)	(49,597)
Total Members' equity (deficit):	56,202	64,387
Total Liabilities and Members' equity	**354,838**	**301,100**

The accompanying notes are an integral part of these consolidated financial statements.

PADL HOLDINGS INC.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Sales revenue	$	24,498	2,602
Total revenues		24,498	2,602
Cost of Sales		7,213	3,247
Gross Profit		**17,285**	**(645)**
Expenses:			
Licenses & Permits		803	1,649
IT software & consumables		3,943	4,540
Insurance		791	660
Legal & Professional Services		160	213
Advertising & Marketing		2,625	1,780
Travel		127	106
Meals & Entertainment		551	470
Station Partners		3,856	1,065
Office supplies		18	1,386
Bank Charges & Fees		392	262
Interest expenses		-	11,152
Utilities		18	439
Depreciation & amortization		27,440	21,046
Repairs & Maintenance		-	283
Research & Development		6,612	2,998
Dues & Subscriptions		804	485
Postage, Freight & Courier		1,323	1,067
Miscellaneous expenses		522	136
Total Expenses		49,985	49,737
Income from operations (loss)		(32,700)	(50,382)
Other Income (Expenses):			
Other Income (expenses)		10,363	785
Total Other Income (expenses)		10,363	785
Net income (loss) for the year		**(22,337)**	**(49,597)**

The accompanying notes are an integral part of these consolidated financial statements.

PADL HOLDINGS INC.

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Members' Investments	Members' Distributions	Retained Earnings (accumulated deficit)	**Total**
Beginning Balance, December 31, 2018	161,816	(744)	(40,657)	**120,415**
Members' Investments	-	-	-	-
Members' Distributions	-	(6,431)	-	**(6,431)**
Net income (loss)	-	-	(49,597)	**(49,597)**
Ending Balance, December 31, 2019	**161,816**	**(7,175)**	**(90,254)**	**64,387**
Members' Investments	14,152	-	-	**14,152**
Members' Distributions	-	-	-	-
Net income (loss)	-	-	(22,337)	**(22,337)**
Ending Balance, December 31, 2020	**175,968**	**(7,175)**	**(112,591)**	**56,202**

The accompanying notes are an integral part of these consolidated financial statements.

PADL HOLDINGS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net loss	$	(22,337)	(49,597)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation & Amortization		27,440	21,046
Changes in:			
Inventories		15,879	(4,224)
Security deposits		-	29,199
Accounts Receivable		(341)	(24)
Accounts payable		21,873	10,638
Credit Cards		7,751	9,178
Sales tax payable		394	117
Accrued Interest- convertible notes		(18,095)	10,913
Net cash provided (used) by operating activities		**32,564**	**27,246**
Cash flow From Investing Activities:			
Acquisition of property, plant and Equipment		(72,167)	(32,494)
Acquisition of intangible assets		(21,045)	(70,412)
Net cash provided (used) by investing activities		**(93,212)**	**(102,906)**
Cash flow from Financing Activities			
Issuance of convertible notes		50,000	77,980
Members' distributions		-	(6,431)
Members' contributions		14,152	-
Net cash provided (used) by financing activities		**64,152**	**71,549**
Increase (decrease) in Cash		3,504	(4,111)
Cash, beginning of year		1,630	5,741
Cash, end of year	$	**5,134**	**1,630**

The accompanying notes are an integral part of these consolidated financial statements.

PADL HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

About the Company & its Nature of operations

PADL HOLDINGS INC. (‘the Company’), is a Delaware Corporation formed on September 10, 2021. The Company was initially organized as a limited liability company in Florida on April 27, 2017, under the name ‘FAK HOLDINGS LLC’ and subsequently changed its name to ‘PADL HOLDINGS LLC’ on July 22, 2019, before eventually converting to a corporation in Florida under the name ‘PADL HOLDINGS INC.’ on June 21, 2021.

The Company fully owns PADL LLC and FAK WEBSITES LLC; two Florida-based limited liability companies formed on August 18, 2017. PADL LLC functions as the operating arm of the Company and is a paddle board rental company powered by hardware, software, mobile apps, and near field communication protocols. The Company’s system allows users to download the PADL app from the app store, find the closest PADL vendor location, rent a paddle board, and automatically pay for the rental time and end users use their mobile applications to unlock paddle boards from customized hardware.

Basis for Consolidation

The Company’s consolidated financial statements include the accounts of completely owned subsidiaries PADL LLC and FAK Websites LLC over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses since inception with accumulated losses totaling $112,591 and $90,254 as of December 31, 2020, and December 31, 2019, respectively.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through September 1, 2022 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

To address this concern, the company plans to raise additional funds through various means to continue operations. During 2021, the Company issued convertible promissory notes totaling $902,360.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

The Company has a limited operating history and has been operating at net losses since inception. The Company's operations and profitability are dependent upon its ability to acquire sufficient

customers to support its operations.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020, and December 31, 2019.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to merchandise are determined on the first-in, first-out basis.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. PPE consists of costs related to stations that are spread over various locations, molds, tools and equipment for which the useful life was determined as 10 years. Depreciation was charged starting from 2019 as this is the year when the Company commenced its operations.

Intangible Assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of costs that were incurred to build and develop the Company's platform as well as costs which relate to patent filing fees and legal patent prosecution fees in connection with internally developed issued and pending patents.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2020, and December 31, 2019.

Convertible promissory notes

On August 18, 2017, the Company issued an unsecured convertible promissory note to its member Khalil Khouri in the amount of $12,500. This note bears interest of 9% per annum and has an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this note or (ii) convert all of the principal and none of accrued interest on this note into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received will be equal to the principal amount of the note divided by the then per share value of one share of Common Stock of the company assuming a fully diluted pre-money valuation of the company of $10,000,000.

From December 30, 2017, through April 4, 2019, the Company issued five unsecured convertible promissory notes to its member Susana Leal-Khouri in the aggregate amount of $105,000. The notes bear an interest rate of 9% per annum and have an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on these notes or (ii) convert all of the principal and none of accrued interest on these notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received will be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully diluted pre-money valuation of the company of $10,000,000.

On October 28, 2019, the Company issued an unsecured convertible promissory note to SD Sol Technologies LLC in the amount of $47,980. The note bears an interest rate of 6% per annum and has an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this note or (ii) convert all of the principal and none of accrued interest on this note into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received will

be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully diluted pre-money valuation of the company of $5,000,000.

From March 5, 2020, to May 4, 2020, the company entered into three unsecured convertible promissory note agreements with the member Susana Leal-Khouri in the amount of $ 50,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on these notes or (ii) convert all of the principal and none of accrued interest on these notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received will be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully diluted pre-money valuation of the company of $ 5,000,000.

Accrued interest on notes through 2019 has been reversed and will only be accrued if the note is not converted into equity at maturity.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as ‘Accounts payable’.

Income taxes

The Company was taxed as a partnership as of December 31, 2020, and December 31, 2019. Under the relevant tax provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception in 2017 through 2020 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

The Company converted to a Corporation on September 10, 2021 and will be subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and to franchise tax filing requirements in the State of Delaware.

Equity

The Company converted to a Corporation on September 10, 2021. Under the articles of incorporation, the Company is authorized to issue Common Stock and Preferred Stock. The total number of shares of Common Stock authorized to be issued is twelve million (12,000,000) shares at a par value $0.0001 per share. The total number of shares of Preferred stock authorized to be issued is two million five hundred thousand (2,500,000) shares at a par value $0.0001 per share.

Common Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Common Stock issued and outstanding was nil and nil, respectively.

Preferred Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Preferred Stock issued and outstanding was nil and nil shares, respectively.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company entered into 14 unsecured convertible promissory note agreements for a total amount of $902,360. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on these notes or (ii) convert all of the principal and none of accrued interest on these notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received will be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully diluted pre-money valuation of the company of $ 5,000,000.

The Company evaluated subsequent events through September 1, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.